--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       --------------------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                       Therapeutic Discovery Corporation
                       ---------------------------------
                               (Name of Issuer)

                     Class A Common Stock, Par Value $0.01
                     -------------------------------------
                        (Title of Class of Securities)

                                   883376105
                                   ---------
                                 CUSIP Number


                             Peter D. Staple, Esq.
                               ALZA Corporation
                              950 Page Mill Road
                          Palo Alto, California 94303
                                (650) 494-5000

                                With a copy to:
                             Sarah A. O'Dowd, Esq.
                       Heller, Ehrman, White & McAuliffe
                             525 University Avenue
                          Palo Alto, California 94301
                                (650) 324-7000

            ------------------------------------------------------
                      (Name, address and telephone number
                        of person authorized to receive
                          notices and communications)

                                September 29, 1997

                ----------------------------------------------
                         (Date of Event which requires
                           filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

CUSIP No. 883376105

1)    Name of Reporting Persons:
      S.S. or I.R.S Identification No. of above person
                     ALZA Corporation
                     I.R.S. Identification No. 77-0142070
--------------------------------------------------------------------------------

2)    Check the Appropriate Box if a Member of a Group

      (a)  [_]
              ------------------------------------------------------------------

      (b)  [_]
              ------------------------------------------------------------------

--------------------------------------------------------------------------------

3)    SEC Use Only
                  --------------------------------------------------------------

--------------------------------------------------------------------------------

4)    Source of Funds:  00

--------------------------------------------------------------------------------

5)    [_]  Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6)    Citizenship or Place of Organization:  Delaware

--------------------------------------------------------------------------------

                  7)   Sole Voting Power
                          7,734,424 Shares of Class A Common Stock and 100 Shares of Class B Common Stock
                     -----------------------------------------------------------

Number of Shares  8)   Shared Voting Power
  Beneficially            None
 Owned by Each       -----------------------------------------------------------
Reporting Person
      With        9)   Sole Dispositive Power
                         7,734,424 Shares of Class A Common Stock and 100 Shares of Class B Common Stock
                     -----------------------------------------------------------

                  10)  Shared Dispositive Power
                         None
                     -----------------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 7,734,424 Shares of Class A Common Stock and 100 Shares of Class B Common Stock

--------------------------------------------------------------------------------

12)   [_]  Check if the Aggregate Amount in Row (11)
           Excludes Certain Shares

--------------------------------------------------------------------------------

13)   Percent of Class Represented by amount in Row (11):
                                 100.0% (See response to Item 3)
--------------------------------------------------------------------------------

14)    Type of Reporting Person
                                 CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

     This statement constitutes Amendment No. 2 to the Statement on Schedule 13D, dated June 22, 1993, relating to shares of Class A Common Stock, $.01 par value per share (the "Class A Common Stock") of Therapeutic Discovery Corporation, a Delaware corporation ("TDC").

     The reporting person, ALZA Corporation, a Delaware corporation, ("ALZA") is filing this Amendment No. 2 on Schedule 13D because, on September 29, 1997 it concluded the exercise of its option to purchase all of the issued and outstanding Class A Common Stock of TDC. As a consequence, ALZA now owns all issued and outstanding stock of TDC and TDC is a wholly owned subsidiary of ALZA.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     As of September 29, 1997, ALZA owns 7,734,424 shares of Class A Common Stock and 100 shares of Class B Common Stock of TDC. ALZA owns 100% of the issued and outstanding stock of TDC.

Item 7.  Exhibits.
         --------

         None.
                                   SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 1997                ALZA CORPORATION


                                   By: /s/ PETER D. STAPLE
                                      -------------------------------
                                      Peter D. Staple
                                      Senior Vice President and
                                      General Counsel